# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: cbdMD, Inc., CIK 0001644903
CUSIP: 12482W408
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 2101 Westinghouse Blvd., Suite A, CHARLOTTE, North Carolina (NC), 28273
Date of event which requires filing of this statement: 05/06/2025
Filed by CIK 0002065626
Persons authorized to receive notices and communications: Jeffrey Porter, 2101 Westinghouse Blvd., Suite A, Charlotte, North Carolina (NC), 28273, 704-445-3060

## Reporting persons
- Porter Jeffrey H (CIK 0002065626): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 573,530; shared voting power 0; sole dispositive power 573,530; shared dispositive power 0; aggregate amount beneficially owned 573,530 (6.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: cbdMD, Inc.
Address of issuer's principal executive offices: 2101 Westinghouse Blvd., Suite A, CHARLOTTE, North Carolina (NC), 28273

## Item 2. Identity and Background
Name of person filing: Jeffrey Porter
Residence or business address: The address is 2101 Westinghouse Blvd., Suite A, Charlotte, NC 28273.
Present principal occupation or employment: Mr. Porter is a director of cbdMD, Inc.
Criminal convictions in the last five years: During the past five years the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On May 6, 2025, the Reporting Person acquired 573,530 shares of the Issuer's common stock through various entities he controls pursuant to the automatic conversion of shares of the Issuer's 8% Series A Cumulative Convertible Preferred Stock (the "Preferred Stock"). The automatic conversion occurred without any action on the part of the Reporting Person and converted each share of the Preferred Stock into thirteen shares of the Issuer's common stock on May 6, 2025 at 4:01 p.m. Eastern Time. The shares of common stock give effect to the one-for-8 reverse stock split of the Company's issued and outstanding shares of common stock, effective May 6, 2025 at 4:02 p.m. Eastern Time.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person is a director of the Issuer. All of the Issuer's securities owned by the Reporting Person were acquired prior to his appointment to the board of directors of the Issuer for investment purposes only and are being held as a long-term investment. The Reporting Person does not have any current plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 573,530 shares of the Issuer's common stock. This includes (i) 465,955 shares of common stock owned by Porter Partners L.P., (ii) 61,750 shares of common stock owned by Ben Joseph Partners, (iii) 41,275 shares of common stock owned by Jeff Porter IRA-Beneficiary and (iv) 4,550 shares of common stock owned by Beneficiary of Trust. The Reporting Person holds voting and dispositive control of each entity mentioned above. The above number of shares amounts to approximately 6.44% of the 8,908,406 outstanding shares of the Issuer's common stock as of May 7, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares beneficially owned by the Reporting Person.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D under Item 3 above, the Reporting Person did not engage in any transactions in shares of the Company's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Porter Jeffrey H: Jeffrey Porter, Jeffery Porter, individually (05/08/2025)